THIS AGREEMENT made the 29 day of June, 1998

BETWEEN:

                               RAYMOND F. ENGLISH
                         (hereinafter called "Raymond")

AND:

                         RAY ENGLISH AND ASSOCIATES INC.
                     (hereinafter called the "Corporation").

WHEREAS Raymond was a shareholder of the Corporation;

AND WHEREAS Raymond has transferred all of the issued and outstanding common shares in the capital stock of the Corporation which were registered in his name (the "Shares") to Dorothy English;

AND WHEREAS the Corporation and Raymond wish to enter into this Agreement to evidence the terms for the repayment of a shareholder loan owing to Raymond.

NOW THEREFORE for good and valuable consideration, receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

1. The Corporation and Raymond acknowledge and agree that the aggregate amount due and owing by the Corporation to Raymond on account of principal and interest is Six Hundred Thousand Dollars ($600,000) (in Canadian funds) (herein called the "Loan"), less any amounts paid to Raymond by Navtech Systems Support Inc. on or after the lst day of January, l998, which amount will be credited to the amounts due by the Corporation. The payments of the Loan will be allocated as follows:

          (a) as to principal Four Hundred Fifty-Three Thousand Dollars Three Hundred, Thirteen Dollars ($453,313.00) (Cdn); and

          (b) as to interest One Hundred Forty-Six Thousand Six Hundred, Eighty-Seven Dollars ($146,687.00) (Cdn).

2. The Corporation and Raymond covenant and agree that the Loan shall be paid by the Corporation to Raymond by one hundred and twenty (120) consecutive equal blended monthly payments, including both principal and interest, each in the amount of Five Thousand Dollars ($5,000.00) (Cdn.) commencing on the 1st day of April, 1998 and ending on the lst day of March, 2008. Provided, however, that any payment by Navtech Systems Support Inc., referred to in paragraph l, above shall reduce, in order, the payments due under this agreement, commencing with the payment due on the first payment date. Provided that the Corporation may, at any time, prepay any or all of the outstanding balance without notice or penalty.



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3.  Raymond  acknowledges  and agrees with the  Corporation  that the sum of One
Hundred Forty- Six Thousand Six Hundred Eighty-Seven Dollars ($l46,687.00) (Cdn) shall constitute his entire entitlement to interest during the whole of the period that any part of the Loan is outstanding without default. In the event of default, simple interest shall be added to all amounts in default at the rate of Ten Percent (10%) per annum until payment is made or Shares are released to Raymond in accordance with the terms of this Agreement.

4. All payments to be made by the Corporation to Raymond shall be made to Waters & Hastings in trust, or as Raymond may, from time to time, direct, and shall be subject to such deductions and withholdings as may be required by applicable law.

5. Raymond acknowledges that Dorothy has acquired from Raymond all of the issued and outstanding shares in the capital stock of the Corporation as provided in a Share Purchase Agreement between Raymond and Dorothy (the "Share Purchase Agreement") executed contemporaneously with this agreement. Raymond acknowledges that one of the terms of the said Share Purchase Agreement is that the Corporation and Raymond enter into this agreement.

6. The parties acknowledge and agree that in the event of any Claim, as defined in the Share Purchase Agreement, the provisions of Articles IX and X of the Share Purchase Agreement shall govern.

7. The principal asset of the Corporation, as of the date hereof, is Eight Hundred and Two Thousand, Seven Hundred and Sixty-six (802,766) Common shares (the "Shares") in the capital stock of Compuflight, Inc. a Delaware Corporation. The Corporation covenants and agrees that until all payments are made pursuant to this Agreement, the Corporation shall not be entitled to encumber or sell the Shares except as may be provided herein:

                  (a) The Corporation shall have no right to encumber the Shares except as may be necessary to provide security to any government department, including, without limitation, Department of National Revenue, Ontario Ministry of Revenue and the Internal Revenue Service, with respect to any liabilities of the Corporation in respect of transactions occurring prior to the 19th day of April, 1996. The Corporation shall also be entitled to encumber the Shares as a requirement of borrowing, provided that all sums borrowed as a result of such encumbrance are used to pay any such government liabilities. Provided however, that any such encumbering of the Shares may only be effected as part of an overall pledge of the assets of the Corporation and not a specific encumbrance in respect of the Shares alone.

                  (b) If any or all of the Shares are sold, after payment of any outstanding liabilities provided for in sub-paragraph (a), above, any remaining balance of proceeds shall immediately be paid to Raymond on the closing date of any such sale, and shall be credited against the Payments still outstanding.

8. During the term of this Agreement, and when not otherwise in default the Corporation shall be entitled to vote the Shares and shall be entitled to




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receive all benefits and advantages  accruing  therefrom.  In the event that the
Corporation fails to make any payment due under this Agreement and the said failure continues for a period of twenty (20) clear days after the date that such payment was due (a "Default"), then the Escrow Agent shall transfer to Raymond such number of Shares as shall equal in value the amount of the defaulted payment together with interest as provided in paragraph 3, above, based upon the market price of the Shares at the date of transfer. In the event that an aggregate of three (3) Defaults shall occur in any twelve (12) month period, then the balance owing pursant to this Loan Repayment Agreement shall immediately become due and payable and the Escrow Agent shall transfer all of the Shares held by it to Raymond in full satisfaction of the balance owing to him pursuant to this Agreement.

9. Any condoning, excusing or overlooking of any default at any time or times on the part of Raymond shall not act as a waiver by Raymond of his rights herein in respect to any subsequent default.

10. This Agreement shall enure to the benefit of the Corporation and Raymond and their heirs, executors, administrators, personal legal representative, successors and assigns, and shall be binding upon the Corporation and Raymond and their heirs, executors, administrators, personal legal representative, successors and assigns.

11. The parties to this Agreement shall not assign this Agreement or any interest, benefit or right hereunder without the prior written approval of the other party. Any assignment made in contravention of the foregoing shall be null and void.

12. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

13. The provisions of Articles IX et seq. of the Share Purchase Agreement are incorporated into this Agreement by reference.

14. To the extent that the terms of this Agreement and the Share Purchase Agreement conflict, the terms of the Share Purchase Agreement shall govern.



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         IN WITNESS WHEREOF the parties have executed this Agreement.

                                               RAY ENGLISH AND ASSOCIATES INC.


                                               Per: /s/ Raymond F. English
                                                   --------------------------

                                               Title: President

/s/ Thomas Vargo                                /s/ Raymond F. English
-------------------------                      ----------------------------
Witness                                        Raymond F. English